Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports 2023 Third Quarter Financial Results

MIGDAL HAEMEK, ISRAEL – November 13, 2023 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the third quarter ended September 30, 2023.

Highlights

•	Entered into a capacity corridor agreement with Intel, enabling Tower additional high-volume 12-inch capacity.

•	Third quarter 2023 revenue of $358 million, as compared to $357 million for the second quarter of 2023.

•	Net Profit for the third quarter of 2023 of $342 million, including $290 million net profit from the merger contract termination fee received from Intel.

Mr. Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, stated: “This past period has been most significant putting in place (1) added capacity, capable to drive substantial revenue growth at accretive margins across the board; (2) additional premier end and direct customers in very high-capacity demand growth markets; and (3) with associated state-of-the-art advancements in critical technology platforms. We are and remain active and committed to creating sustainable value for all our stakeholders.”

Ellwanger further commented: “During this challenging time in Israel we have not missed a single customer commit, with strong activities in place to continue seamless operations. Thank you to all our employees worldwide.”

Third Quarter of 2023 Results Overview

Revenue for the third quarter of 2023 was $358 million as compared with $357 million for the second quarter of 2023. Revenue for the third quarter of 2022 was $427 million.

Gross profit for the third quarter of 2023 was $87 million as compared with $87 million for the second quarter of 2023. Gross profit for the third quarter of 2022 was $125 million.

As announced Tower and Intel have mutually agreed to terminate the merger agreement entered in February 2022. The merger termination fee was paid by Intel to Tower during the third quarter of 2023 and is presented in a separate line in the statement of operations for the third quarter of 2023, net of associated cost, in the amount of $314 million. The impact of this fee on net profit for the third quarter of 2023 is $290 million, net of taxes.

Operating profit for the third quarter of 2023 was $362 million and included $314 million, net, from the Intel merger contract termination. Operating profit was $51 million in the second quarter of 2023 and $79 million in the third quarter of 2022.

Net profit for the third quarter of 2023 was $342 million, or $3.10 basic and $3.07 diluted earnings per share, and included $290 million, net due to the payment by Intel of merger contract termination fees. Net profit for the second quarter of 2023 was $51 million, or $0.46 basic and diluted earnings per share. Net profit in the third quarter of 2022 was $69 million, or $0.63 basic and $0.62 diluted earnings per share.

Cash flow generated from operating activities in the third quarter of 2023 was $402 million and included net cash proceeds received from Intel following the merger contract termination, as compared with $75 million in the second quarter of 2023. Investments in equipment and other fixed assets were $101 million, net, for the third quarter of 2023 as compared with $89 million in the second quarter of 2023.

Business Outlook
Tower Semiconductor guides revenue for the fourth quarter of 2023 to be $350 million, with an upward or downward range of 5%.

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Monday, November 13, 2023, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the company’s financial results for the third quarter of 2023 and its outlook.

This call will be webcast and can be accessed via Tower Semiconductor’s website at www.towersemi.com or by calling 1-888-642-5032 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International).  For those who are not available to listen to the live broadcast, the call will be archived on Tower Semiconductor’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we may  describe as adjusted financial measures and/ or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding the following: (1) amortization of acquired intangible assets as included in our operating costs and expenses, (2) compensation expenses in respect of equity grants to directors, officers, and employees as included in our operating costs and expenses, (3) merger contract termination fees received from Intel, net of associated cost and taxes following the previously announced Intel contract termination as included in net profit, and (4) restructuring income, net, which includes income, net of cost and taxes associated with the cessation of operations of the Arai manufacturing factory in Japan which occurred during 2022 as included in net profit. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables may also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenues and in operating cost and expenses lines (e.g, research and development related equipment and/ or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets, (iv) merger contract termination fees received from Intel, net of associated cost following the previously announced Intel contract termination, as included in operating profit and (v) restructuring income, net in relation to the Arai manufacturing factory in Japan, as included in operating profit. EBITDA is reconciled in the tables below and/or in prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company from GAAP operating profit. EBITDA and the adjusted financial information presented herein and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, are not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/ or presented in this release and/ or prior earnings-related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or prior earnings related filings and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $402 million, $75 million and $122 million  for the three months periods ended September 30, 2023,  June 30, 2023 and September 30, 2022, respectively( less cash used  for investments in property and equipment, net (in the amounts of $101 million, $89 million and $45 million  for the three months periods ended September 30, 2023, June 30, 2023 and September 30, 2022, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two facilities in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility being established in Italy by STMicroelectronics. For more information, please visit: www.towersemi.com

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) over demand for our foundry services and/or products that exceeds our capacity, (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks, (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities,(xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or other fundraising activities to enable the service of our debt and/or other liabilities and/or for strategic opportunities, including to fund Agrate fab’s significant 300mm capacity investments and investments and purchases of equipment and other fixed assets associated with the capacity corridor transaction with Intel as announced in September 2023, in addition to other previously announced capacity expansion plans, and the possible unavailability of such financing and/ or the availability of such financing on unfavorable terms, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry in order to enable us to maintain our profitability , (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease that caused him to request a judicial declaration that there was a material non-curable breach of the lease and that he would be entitled to terminate the lease (we do not agree and are disputing these claims), (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with Agrate fab establishment and the capacity corridor transaction with Intel as announced in September 2023, such as their qualification schedule, technology, equipment and process qualification and production facility ramp-up, customer engagements, cost structure and investment amounts and other terms, which may require additional funding to cover their significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all, (xxxvi) potential impact, in addition to the aforementioned restructuring costs and future additional such costs, incurred by TPSCo and the Company due to the purchase in 2020 of 49% of TPSCo by NTCJ (previously named PSCS) from Panasonic and due to the cessation of operations of Arai manufacturing factory in Japan, which  manufactured products solely for NTCJ through June 2022 and did not serve Tower’s or TPSCo’s foundry customers, (xxxvii) industry and market impact due to pandemics and potential impact on our business, operational continuity, supply chain, revenue and profitability, (xxxviii) potential security, cyber and privacy breaches, and (xxxix), business interruption due to fire, earthquake and other natural disasters, the security situation in Israel, global trade “war”, pandemics, the current war in Israel, including potential inability to continue uninterrupted operations of the Israeli fabs, impact on global supply chain to and from the Israeli fabs, power interruptions, chemicals or other leaks or damages as a result of the war, absence of workforce due to military service and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	September 30,	June 30,	December 31,
	2023	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$314,816	$318,195	$340,759
Short-term deposits	735,382	419,528	495,359
Marketable securities	179,381	175,872	169,694
Trade accounts receivable	150,162	163,293	152,935
Inventories	304,245	330,819	302,108
Other current assets	33,453	32,396	34,319
Total current assets	1,717,439	1,440,103	1,495,174
PROPERTY AND EQUIPMENT, NET	1,062,456	1,018,636	962,258
GOODWILL AND OTHER INTANGIBLE ASSETS, NET	12,557	13,049	14,031
DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	43,342	62,288	76,145
TOTAL ASSETS	$2,835,794	$2,534,076	$2,547,608
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt	$47,671	$41,300	$62,275
Trade accounts payable	106,362	154,507	150,930
Deferred revenue and customers' advances	23,745	22,402	38,911
Other current liabilities	80,392	83,631	135,272
Total current liabilities	258,170	301,840	387,388
LONG-TERM DEBT	179,901	178,865	210,069
LONG-TERM CUSTOMERS' ADVANCES	30,285	31,209	40,893
DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	18,626	11,057	20,717
TOTAL LIABILITIES	486,982	522,971	659,067
TOTAL SHAREHOLDERS' EQUITY	2,348,812	2,011,105	1,888,541
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,835,794	$2,534,076	$2,547,608

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2023	2023	2022
REVENUES	$358,167	$357,191	$427,087
COST OF REVENUES	271,299	270,674	302,576
GROSS PROFIT	86,868	86,517	124,511
OPERATING COSTS AND EXPENSES:
Research and development	20,176	19,452	22,406
Marketing, general and administrative	18,037	17,387	18,864
Restructuring cost (income, net) *	--	(851)	4,033
Merger-contract termination fee, net **	(313,501)	--	--
	(275,288)	35,988	45,303

OPERATING PROFIT	362,156	50,529	79,208
FINANCING AND OTHER INCOME (EXPENSE), NET	9,975	3,924	(9,351)
PROFIT BEFORE INCOME TAX	372,131	54,453	69,857
INCOME TAX EXPENSE, NET	(34,394)	(5,747)	(3,175)
NET PROFIT	337,737	48,706	66,682
Net loss attributable to non-controlling interest	4,318	2,484	2,453
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$342,055	$51,190	$69,135
BASIC EARNINGS PER SHARE	$3.10	$0.46	$0.63
Weighted average number of shares	110,302	110,088	109,416
DILUTED EARNINGS PER SHARE	$3.07	$0.46	$0.62
Weighted average number of shares	111,242	111,234	110,825

* Restructuring cost (income, net) resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022.
** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost.

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:
GAAP NET PROFIT	$342,055	$51,190	$69,135
Amortization of stock based compensation	7,898	6,923	6,526
Amortization of acquired intangible assets	491	491	509
Restructuring cost (income, net) ***	--	(250)	1,910
Merger-contract termination fee, net ****	(289,988)	--	--
ADJUSTED NET PROFIT	$60,456	$58,354	$78,080
ADJUSTED EARNINGS PER SHARE:
Basic	$0.55	$0.53	$0.71
Diluted	$0.54	$0.52	$0.70

*** Restructuring cost (income, net) resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022, net of taxes.
**** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost and tax.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Nine months ended
	September 30,
	2023	2022
REVENUES	$1,070,969	$1,274,387
COST OF REVENUES	801,867	932,805
GROSS PROFIT	269,102	341,582
OPERATING COSTS AND EXPENSES:
Research and development	58,959	63,205
Marketing, general and administrative	54,053	61,402
Restructuring cost (income, net) *	(32,506)	4,033
Merger-contract termination fee, net **	(313,501)	--

	(232,995)	128,640

OPERATING PROFIT	502,097	212,942
FINANCING AND OTHER INCOME (EXPENSE), NET	20,896	(19,646)
PROFIT BEFORE INCOME TAX	522,993	193,296
INCOME TAX EXPENSE, NET	(55,182)	(12,667)
NET PROFIT	467,811	180,629
Net loss (income) attributable to non-controlling interest	(3,164)	616
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$464,647	$181,245
BASIC EARNINGS PER SHARE	$4.22	$1.66
Weighted average number of shares	110,118	109,165
DILUTED EARNINGS PER SHARE	$4.18	$1.64
Weighted average number of shares	111,184	110,691

* Restructuring cost (income, net) resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022.
** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost.

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:
GAAP NET PROFIT	$464,647	$181,245
Amortization of stock based compensation	21,269	17,784
Amortization of acquired intangible assets	1,481	1,523
Restructuring cost (income, net) ***	(11,224)	1,910
Merger-contract termination fee, net ****	(289,988)	--
ADJUSTED NET PROFIT	$186,185	$202,462
ADJUSTED EARNINGS PER SHARE:
Basic	$1.69	$1.85
Diluted	$1.67	$1.83

*** Restructuring cost (income, net) resulted from the previously disclosed reorganization and restructure of our Japan operations during 2022, net of taxes.
**** Merger-contract termination fee received from Intel during the third quarter of 2023, net of associated cost and tax.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2023	2023	2022
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$318,195	$304,934	$211,177
Net cash provided by operating activities *	402,242	75,494	122,402
Investments in property and equipment, net	(101,080)	(89,433)	(45,134)
Debt received (repaid) and others, net	15,493	(10,093)	(28,164)
Proceeds from an investment in a subsidiary	--	--	5,469
Effect of Japanese Yen exchange rate change over cash balance	(1,537)	(5,322)	(4,638)
Investments in short-term deposits, marketable securities and other assets, net	(318,497)	42,615	129,257
CASH AND CASH EQUIVALENTS - END OF PERIOD	$314,816	$318,195	$390,369

* Merger-contract termination fee received from Intel during the third quarter of 2023, net of cost, in the amount of $313,501 was included within the net cash provided by operating activities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2023	2023	2022
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$337,737	$48,706	$66,682
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization*	66,877	63,579	74,958
Effect of exchange rate differences and fair value adjustment	3,044	3,102	104
Other expense (income), net	(21)	(149)	7,950
Changes in assets and liabilities:
Trade accounts receivable	12,529	(21,241)	3,991
Other assets	(4,099)	2,114	527
Inventories	22,477	16,315	(25,510)
Trade accounts payable	(58,107)	(24,712)	(15,951)
Deferred revenue and customers' advances	419	(10,723)	(16,906)
Other current liabilities	(3,885)	(5,479)	20,725
Long-term employee related liabilities	191	267	(220)
Deferred tax, net and other long-term liabilities	25,080	3,715	6,052
Net cash provided by operating activities **	402,242	75,494	122,402
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(101,080)	(89,433)	(45,134)
Investments in deposits, marketable securities and other assets, net	(318,497)	42,615	129,257
Net cash provided by (used in) investing activities	(419,577)	(46,818)	84,123
CASH FLOWS - FINANCING ACTIVITIES
Debt received (repaid), net	15,493	(10,093)	(28,164)
Proceeds from an investment in a subsidiary	--	--	5,469
Net cash provided by (used in) financing activities	15,493	(10,093)	(22,695)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(1,537)	(5,322)	(4,638)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,379)	13,261	179,192
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	318,195	304,934	211,177
CASH AND CASH EQUIVALENTS - END OF PERIOD	$314,816	$318,195	$390,369

* Includes amortization of acquired intangible assets and stock based compensation in the amounts of $8,389, $7,414 and $7,035 for the three months ended September 30, 2023, June 30, 2023 and September 30, 2022, respectively.

** Merger-contract termination fee received from Intel during the third quarter of 2023, net of cost, in the amount of $313,501 was included within the net cash provided by operating activities.